Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2011, December 31, 2011 and March 31, 2012	3
Unaudited Condensed Consolidated Income Statements for the Three months ended March 31, 2011 and March 31, 2012	4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three months ended March 31, 2011 and March 31, 2012	5
Unaudited Condensed Consolidated Cash Flow Statements for the Three months ended March 31, 2011 and March 31, 2012	6
Notes to the Unaudited Condensed Consolidated Financial Statements	7

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2011, December 31, 2011 and March 31, 2012

	Note	March 31, 2011	December 31, 2011	March 31, 2012
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$322,450	$411,081	$424,694
Restricted cash		210,134	237,325	303,652
Trade receivables, net of provisions		58,976	16,063	10,494
Flight equipment held for operating leases, net	6	8,366,553	7,895,874	7,974,747
Net investment in direct finance leases		28,633	25,094	24,103
Notes receivable, net of provisions	7	18,153	5,200	4,282
Prepayments on flight equipment		130,784	95,619	102,741
Investments		78,138	84,079	84,968
Goodwill		6,776	—	—
Intangibles		53,364	29,677	26,700
Inventory		124,985	13,953	8,864
Derivative assets	8	85,183	21,050	18,629
Deferred income taxes		89,680	91,258	86,771
Other assets	9	215,246	181,359	185,254
Total Assets		$9,789,055	$9,107,632	$9,255,899

Liabilities and Equity
Accounts payable		$18,684	$4,142	$674
Accrued expenses and other liabilities	10	105,176	74,458	82,994
Accrued maintenance liability		423,562	452,582	475,203
Lessee deposit liability		120,689	102,844	104,263
Debt	11	6,731,055	6,111,165	6,176,754
Accrual for onerous contracts		4,800	3,971	—
Deferred revenue		52,265	47,994	46,645
Derivative liabilities	8	40,143	27,159	20,900
Total Liabilities		7,496,374	6,824,315	6,907,433

Ordinary share capital, €0.01 par value (250,000,000 ordinary shares authorized, 149,232,426 ordinary shares issued and outstanding)		1,570	1,570	1,570
Additional paid-in capital		1,334,967	1,340,205	1,341,670
Treasury stock (9,332,982 ordinary shares)		—	(100,000)	(100,000)
Accumulated other comprehensive income (loss)		5,818	(8,513)	(9,266)
Accumulated retained earnings		943,839	1,043,974	1,108,984
Total AerCap Holdings N.V. Shareholders’ Equity	12	2,286,194	2,277,236	2,342,958
Non-controlling interest	12	6,487	6,081	5,508
Total Equity	12	2,292,681	2,283,317	2,348,466

Total Liabilities and Equity		$9,789,055	$9,107,632	$9,255,899

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three Months Ended March 31, 2011 and 2012

		Three months ended March 31,
	Note	2011 (1)	2012
		(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue		$257,242	$252,738
Net loss on sale of assets		(1,315)	(219)
Management fee revenue		5,148	4,530
Interest revenue		580	622
Other revenue		2,456	229
Total Revenues		264,111	257,900

Expenses
Depreciation		90,425	89,028
Asset impairment		7,749	—
Interest on debt		58,701	63,967
Operating lease-in costs		3,051	2,522
Leasing expenses		11,096	18,477
Provision for doubtful accounts		(39)	—
Selling, general and administrative expenses	13,14	16,834	16,328
Total Expenses		187,817	190,322

Income from continuing operations before income taxes and income of investments accounted for under the equity method		76,294	67,578
Provision for income taxes		(5,773)	(5,878)
Net income of investments accounted for under the equity method		2,654	2,737
Net Income from continuing operations		$73,175	$64,437
Loss from discontinued operations, net of tax (AeroTurbine)		(646)	—
Net Income		$72,529	$64,437
Net (income) loss attributable to non-controlling interest		(440)	573
Net Income attributable to AerCap Holdings N.V.		$72,089	$65,010
Total earnings per share, basic and diluted	15	$0.48	$0.46
Loss per share from discontinued operations, basic and diluted		$—	$—
Earnings per share from continued operations attributable to AerCap Holdings N.V., basic and diluted		$0.48	$0.46
Weighted average shares outstanding, basic and diluted		149,232,426	139,899,444

(1)                                Certain reclassifications have been made to prior year’s Unaudited Condensed Consolidated Income Statement to reflect the current year presentation.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2011 and 2012

	Three months ended March 31,
	2011	2012
	(US dollars in thousands)

Net Income attributable to AerCap Holdings N.V.	$72,089	$65,010

Other Comprehensive Income, net of tax:
Net change in fair value of derivatives, net of tax of $116 and $108, respectively	813	(753)
Other Comprehensive Income	813	(753)

Total Comprehensive Income	$72,902	$64,257

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2011 and 2012

	Three months ended March 31,
	2011 (1)	2012
	(US dollars in thousands)

Net income	$72,529	$64,437
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	98,322	89,028
Asset impairment	7,749	—
Amortization of debt issuance costs	7,451	7,115
Amortization of intangibles	5,273	2,977
Provision for doubtful accounts	1,643	—
Capitalized interest on pre-delivery payments	(39)	(336)
Net loss on sale of assets	478	219
Mark-to-market of non-hedged derivatives	(18,376)	(3,784)
Deferred taxes	7,859	4,595
Share-based compensation	2,273	1,465
Changes in assets and liabilities:
Trade receivables and notes receivable, net	(14,365)	6,487
Inventories	(368)	5,089
Other assets and derivative assets	(28,944)	(5,714)
Other liabilities	(41,270)	(4,057)
Deferred revenue	(7,797)	(1,349)
Net cash provided by operating activities	92,418	166,172
Purchase of flight equipment	(359,889)	(268,647)
Proceeds from sale/disposal of assets	25,943	107,967
Prepayments on flight equipment	(8,678)	(8,206)
Purchase of investment	(2,500)	—
Movement in restricted cash	12,330	(66,327)
Net cash used in investing activities	(332,794)	(235,213)
Issuance of debt	405,904	354,590
Repayment of debt	(243,809)	(289,106)
Debt issuance costs paid	(14,819)	(5,926)
Maintenance payments received	33,907	39,708
Maintenance payments returned	(20,538)	(18,409)
Security deposits received	1,910	4,105
Security deposits returned	(6,717)	(1,925)
Net cash provided by financing activities	155,838	83,037
Net (decrease) increase in cash and cash equivalents	(84,538)	13,996
Effect of exchange rate changes	2,538	(383)
Cash and cash equivalents at beginning of period	404,450	411,081
Cash and cash equivalents at end of period	$322,450	$424,694
Supplemental cash flow information:
Interest paid	58,901	43,696
Taxes paid	1,200	1,372

(1)          Certain reclassifications have been made to prior year’s Unaudited Condensed Consolidated Statement of Cash Flow to reflect the current year presentation.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1.     General

The Company

We are an independent aircraft leasing company with $9.3 billion of total assets on our balance sheet mainly consisting of 254 aircraft. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on June 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, “Business Combinations”, this acquisition was a transaction under ordinary control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized.

Variable interest entities

There have been no material changes to our variable interest entities from those disclosed in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012.

AeroTurbine Transaction

On October 7, 2011, we completed the sale of AeroTurbine to International Lease Finance Corporation (“ILFC”). As a result of the sale and based on ASC 205-20, which governs financial statements for discontinued operations, the results of AeroTurbine for the three months ended March 31, 2011 have been reclassified to discontinued operations in the consolidated income statements.

2.     Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2011. In the opinion of management, these interim financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of those for a full fiscal year.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

2.     Basis for presentation (continued)

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles, goodwill, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

3.     Reclassifications

Gain or loss on sale of assets—We have historically presented our gain or loss on sale of assets on a net basis, with the net book value of the asset being sold and related direct selling costs netted against sales consideration as gain or loss on sale of assets. As a result of the acquisition of AeroTurbine, effective January 1, 2006, we changed our presentation of sales of aircraft to a gross basis in our Consolidated Income Statements. As a result of the disposal of AeroTurbine in the fourth quarter of 2011, we changed our presentation back to a net basis as it was before the AeroTurbine acquisition. This presentation has also been applied retrospectively in our Consolidated Income Statements to provide the reader with meaningful and comparable information.

Cash flow—The Consolidated Statements of Cash flow for the three months ended March 31, 2011, includes a reclassification of $7.2 million from net cash provided by financing activities to net cash provided by operating activities, to better reflect the operating income derived from maintenance receipts. There were no changes to the Consolidated Balance Sheets, Net Income or Total Equity as a result of these reclassifications in the respective periods.

4.     Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04 (“ASU 2011-04”), Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments in this update change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements which include (1) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements, and (2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurement. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which gives the option to present the total of comprehensive income either in a single continuous statement of comprehensive net income or in two separate but consecutive statements. In either option, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. If a two statement approach is used, the statement of other comprehensive income should immediately follow the statement of net income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. It also requires the presentation on the face of the financial statements of reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011 and should be applied retrospectively. The Company adopted the two statement approach and the adoption of ASU 2011-05 did not have a material impact on our consolidated financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

5.     Fair value measurements

In September 2006, the FASB issued ASC 820, which is effective for fiscal years beginning after November 15, 2007. The Company adopted ASC 820 for all financial assets and liabilities and non-financial assets required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of ASC 820 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position. Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability. Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use. The following table summarizes our financial assets and liabilities as of March 31, 2012 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	March 31, 2012	Level 1	Level 2	Level 3
Cash and cash equivalents	$424,694	$424,694	$—	$—
Restricted cash	303,652	303,652	—	—
Derivative assets	18,629	—	18,629	—
Derivative liabilities	(20,900)	—	(20,900)	—
	$726,075	$728,346	$(2,271)	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consists largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

We also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re- measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions as to future cash proceeds from leasing and selling aircraft.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

5.     Fair value measurements (continued)

In the three months ended March 31, 2012, we did not recognize any impairment.

Our financial instruments consist principally of restricted cash, derivatives, notes receivable, trade receivables, accounts payable and cash equivalents. The fair value of restricted cash, notes receivable, trade receivables, accounts payable and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature. The fair values of our debt are estimated based on level 2 inputs using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of our most significant financial instruments at March 31, 2012 are as follows:

	March 31, 2012
	Book value	Fair value
Assets
Restricted cash	$303,652	$303,652
Derivative assets	18,629	18,629
Cash and cash equivalents	424,694	424,694
	$746,975	$746,975

	March 31, 2012
	Book value	Fair value
Liabilities
Debt	$6,176,754	$6,087,279
Derivative liabilities	20,900	20,900
	$6,197,654	$6,108,179

6.     Flight equipment held for operating leases, net

At March 31, 2012, 244 out of our 254 owned aircraft were on lease under operating leases to 86 lessees in 46 countries. At March 31, 2012, we also owned seven engines. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Three months ended March 31, 2011	Twelve months ended December 31, 2011	Three months ended March 31, 2012
Net book value at beginning of period	$8,061,260	$8,061,260	$7,895,874
Additions	442,444	882,625	270,067
Depreciation	(97,390)	(383,148)	(88,615)
Impairment	(7,749)	(23,323)	—
Disposals	(31,953)	(333,140)	(102,579)
Transfer to inventory	(59)	(11,430)	—
Sale of AeroTurbine	—	(296,970)	—
Net book value at end of period	$8,366,553	$7,895,874	$7,974,747
Accumulated depreciation/impairment at March 31, 2011, December 31, 2011 and March 31, 2012	$(948,130)	$(1,060,416)	$(1,135,177)

7.     Notes receivable

Notes receivable consist of the following:

	March 31, 2011	December 31, 2011	March 31, 2012
Secured notes receivable	$14,128	$4,794	$4,282
Notes receivable from lessee restructurings	4,025	406	—
	$18,153	$5,200	$4,282

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

8.     Derivative assets and liabilities

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012, which provide further information on our derivative instruments.

The objective of our hedging policy is to adapt a risk adverse position with respect to changes in interest rates and foreign currencies. In the normal course of business we enter into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore we enter into a number of foreign currency derivatives to hedge the current and future Euro-US Dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts. As of March 31, 2012, we had interest rate swaps, caps and floors and several foreign currency forward contracts with a combined notional amount of $3.4 billion. We have not applied hedge accounting under ASC 815 to any of the above mentioned caps and floors and to two interest rate swaps. The change in fair value during the three months ended March 31, 2012 and March 31, 2011 was $3.8 million and $19.3 million.

As of March 31, 2012 we had five interest rate swaps for which we achieved cash flow hedge accounting treatment. The five interest rate swaps had a combined notional amount of $0.7 billion. The change in fair value related to the effective portion of these interest rate swaps is recorded, net of tax, in accumulated other comprehensive income.

9.     Other assets

Other assets consist of the following:

	March 31, 2011	December 31, 2011	March 31, 2012
Debt issuance costs	$159,562	$148,675	$147,649
Other tangible fixed assets	9,040	3,802	3,407
Receivables from aircraft manufacturer	17,232	12,990	11,547
Prepaid expenses	10,505	4,601	7,882
Other receivables	18,907	11,291	14,769
	$215,246	$181,359	$185,254

10.       Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	March 31, 2011	December 31, 2011	March 31, 2012
Guarantee liability	$939	$—	$—
Accrued expenses	55,176	29,682	34,773
Accrued interest	27,898	26,702	31,066
Lease deficiency	21,163	18,074	17,155
	$105,176	$74,458	$82,994

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

11.  Debt

Debt consists of the following:

	March 31, 2011	December 31, 2011	March 31, 2012 (1)
ECA-guaranteed financings	$1,835,781	$1,662,810	$1,626,486
ALS I debt	766,180	640,332	592,562
ALS II debt	777,482	693,180	663,278
Revolving credit facility	584,857	461,421	455,714
GFL securitization debt	628,767	624,973	603,964
TUI portfolio acquisition facility	296,035	262,302	253,949
Skyfunding B737-800 acquisition facility	—	133,669	265,151
AT revolving credit facility	308,330	—	—
Subordinated debt joint venture partners	86,382	64,280	64,280
Other debt	1,447,241	1,568,198	1,651,370
	$6,731,055	$6,111,165	$6,176,754

(1)                                 As of March 31, 2012, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

A detailed summary of the principal terms of our indebtedness can be found in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012. There have been no material changes to our indebtedness since the filing of our 2011 Annual Report on Form 20-F.

12.  Equity

Movements in equity during the periods presented were as follows:

	Three months ended March 31, 2011
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$2,211,350	$6,047	$2,217,397
Net income for the period	72,089	440	72,529
Share-based compensation	1,942	—	1,942
Net change in fair value of derivatives, net of $116 tax	813	—	813
End of the period	$2,286,194	$6,487	$2,292,681

	Twelve months ended December 31, 2011
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$2,211,350	$6,047	$2,217,397
Net income for the period	172,224	526	172,750
Share-based compensation	7,180	—	7,180
Net change in fair value of derivatives, net of $1,913 tax	(13,518)	—	(13,518)
Sale of non-controlling interests	—	(492)	(492)
Purchase of treasury stock	(100,000)	—	(100,000)
End of the period	$2,277,236	$6,081	$2,283,317

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

12.  Equity (continued)

	Three months ended March 31, 2012
	AerCap Holdings N.V. Shareholders Equity	Non- controlling interest	Total Equity
Beginning of the period	$2,277,236	$6,081	$2,283,317
Net income for the period	65,010	(573)	64,437
Share-based compensation	1,465	—	1,465
Net change in fair value of derivatives, net of $108 tax	(753)	—	(753)
End of the period	$2,342,958	$5,508	$2,348,466

13.  Share-based compensation

AerCap Holdings N.V. Equity Grants

During the three months ended March 31, 2012, 460,228 AerCap Holdings N.V. restricted share units were granted under the NV Equity Plan. During the first week of April 2012 an additional 190,000 AerCap Holdings N.V. restricted share units were granted. At March 31, 2012, there were 1,462,254 share options outstanding at an exercise price of $24.63 per share, 550,000 share options outstanding at an exercise price of $2.95 per share, 21,287 share options outstanding at an exercise price of $14.12 per share and 23,662 share options outstanding at an exercise price of $11.29 per share. At March 31, 2012, 2,012,254 outstanding options were vested and 44,949 options were subject to future vesting criteria. At March 31, 2012 2,120,228 restricted share units were outstanding and were all subject to future time and/or performance-based vesting criteria. Assuming that vesting criteria applicable to unvested share options and unvested restricted share units are met in the future, including performance criteria, and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $5.3 million during the remainder of 2012 and approximately $6.6 million, $6.3 million, $2.7 million and $0.4 million during the years 2013, 2014, 2015 and 2016 respectively.

14.  Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended March 31, 2011	Three months ended March 31, 2012
Personnel expenses(1)	$13,353	$11,279
Travel expenses	1,154	1,693
Professional services	2,883	3,754
Office expenses	1,627	625
Directors expenses	1,456	1,234
Aircraft management fee	1,585	462
Mark-to-market of derivative instruments	(7,153)	(4,879)
Other expenses	1,931	2,160
	$16,836	$16,328

(1)           Includes share-based compensation of $1,218, and $1,465 in the three months ended March 31, 2011 and 2012, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

15.  Earnings per ordinary share

Basic and diluted earnings per share is calculated by dividing net income by the weighted average of our ordinary shares outstanding. As disclosed in Note 11, there are 4,177,431 share options and restricted share units outstanding under the NV Equity Plan. These options could become dilutive in the future. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following table:

	Three months ended March 31, 2011	Three months ended March 31, 2012
Net income for the computation of basic and diluted earnings per share	$72,089	$65,010
Weighted average ordinary shares outstanding	149,232,426	139,899,444
Basic and diluted earnings per ordinary share	$0.48	$0.46

16.  Segment information

Reportable Segments

Following the sale of AeroTurbine we manage our business, analyze and report our results of operations on the basis of one business segment—leasing, financing, sales and management of commercial aircraft. The leasing, financing and sales of engines and parts (“Engine and parts”) is included in this segment as this constitutes an insignificant part of our business after the sale of AeroTurbine.

17.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012. There have been no material changes to our commitments and contingencies since the filing of those reports.

18.  Subsequent events

In April 2012, we have been assigned an investment grade corporate rating of BBB- with a stable outlook by Fitch Ratings.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our 2011 Annual Report on Form  20-F, filed with the SEC on March 23, 2012.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this annual report might not occur and are not guarantees of future performance.

Aircraft Portfolio

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular focus on Airbus A320 family aircraft and Boeing 737-800 aircraft. As of March 31, 2012, we owned 254 aircraft and managed 40 aircraft, making us the largest independent aircraft lessor globally. The weighted average age of our 254 owned aircraft was 5.6 years as of March 31, 2012. We own one of the youngest aircraft fleets among aircraft leasing companies. We operate our aircraft business on a global basis and as of March 31, 2012, 244 out of our 254 owned aircraft were on lease to 86 commercial airline and cargo operator customers in 46 countries. Of the 10 aircraft off lease at March 31, 2012, 10 aircraft were subject to either a lease agreement or letter of intent.

The following table provides details regarding our aircraft portfolio by type of aircraft as of March 31, 2012:

	Owned portfolio		Managed portfolio		Number of aircraft under
		Percentage of		Number of	Purchase / (sale)	Total owned,
Aircraft type	Number of aircraft owned	total net book value	Number of aircraft	aircraft on order (1)	contract or letter of intent	managed and ordered aircraft
Airbus A300 Freighter	1	0.3%	—	—	—	1
Airbus A319	30	9.9%	—	—	—	30
Airbus A320	104	36.8%	8	7	(3)	116
Airbus A320NEO	—	—	—	—	5	5
Airbus A321	20	7.2%	2	—	—	22
Airbus A330	23	22.1%	4	4	5	36
Boeing 737Classics	9	0.8%	19	—	(2)	26
Boeing 737NGs	51	18.3%	—	42	—	93
Boeing 747	2	0.9%	—	—	—	2
Boeing 757	3	0.5%	1	—	(2)	2
Boeing 767	4	1.7%	2	—	—	6
Boeing 777	—	—	2	—	—	2
CRJ-705	—	—	1	—	—	1
CRJ-900	4	0.9%	—	—	—	4
MD-11 Freighter	1	0.3%	1	—	—	2
ERJ170	2	0.3%	—	—	—	2
Total	254	100.0%	40	53	3	350

(1)                                  Includes the remaining 27 American Airlines purchase-leaseback Boeing 737 aircraft. On November 29, 2011, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations under the purchase and leaseback contract automatically terminated. We have agreed with American Airlines to continue funding new aircraft on a one-by-one basis under the previously agreed lease terms until such time as we agree to re-instate the original contract. Since the bankruptcy filing, as of May 8, 2012 we took delivery of five aircraft. As of May 8, 2012, nine of the original 35 American Airlines purchase-leaseback Boeing 737 aircraft have delivered and financed under the Skyfunding facility.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012.

Comparative Results of Operations

	Three months ended March 31, 2011	Three months ended March 31, 2012
	(US dollars in thousands, except share and per share amounts)

Revenues
Lease revenue	$257,242	$252,738
Net loss on sale of assets	(1,315)	(219)
Management fee revenue	5,148	4,530
Interest revenue	580	622
Other revenue	2,456	229
Total Revenues	264,111	257,900
Expenses
Depreciation	90,425	89,028
Asset impairment	7,749	—
Interest on debt	58,701	63,967
Operating lease-in costs	3,051	2,522
Leasing expenses	11,096	18,477
Provision for doubtful accounts	(39)	—
Selling, general and administrative expenses	16,834	16,328
Total Expenses	187,817	190,322
Income from continuing operations before income taxes and income of investments accounted for under the equity method	76,294	67,578
Provision for income taxes	(5,773)	(5,879)
Net income of investments accounted for under the equity method	2,654	2,737
Net Income from continuing operations	$73,175	$64,436
Loss from discontinued operations, net of tax (AeroTurbine)	(646)	—
Net Income	$72,529	$64,436
Net (income) loss attributable to non-controlling interest	(440)	574
Net Income attributable to AerCap Holdings N.V.	$72,089	$65,010
Total earnings per share, basic and diluted	$0.48	$0.46
Loss per share from discontinued operations, basic and diluted	$—	$—
Earnings per share from continued operations attributable to AerCap Holdings N.V., basic and diluted	$0.48	$0.46
Weighted average shares outstanding, basic and diluted	149,232,426	139,899,444

Three months ended March 31, 2012 compared to three months ended March 31, 2011

Revenues. The principal categories of our revenue and their variances were:

	Three months ended March 31, 2011	Three months ended March 31, 2012	Increase/ (decrease)	Percentage Difference
	(US dollars in millions)
Lease revenue:
Basic rents	$237.1	$235.1	$(2.0)	(0.8)%
Maintenance rents and other receipts	20.1	17.6	(2.5)	(12.4)%
Net loss on sale of assets	(1.3)	(0.2)	1.1	84.6%
Management fee revenue	5.1	4.6	(0.5)	(9.8)%
Interest revenue	0.6	0.6	—	—
Other revenue	2.5	0.2	(2.3)	(92.0)%
Total	$264.1	$257.9	$(6.2)	(2.3)%

•                  Basic rents decreased by $2.0 million, or 0.8%, to $235.1 million in the three months ended March 31, 2012 from $237.1 million in the three months ended March 31, 2011. The decrease was attributable primarily to:

•                 a decrease in basis rents of $5.2 million in the three months ended March 31, 2012 compared to the three months ended March 31, 2011 as a result of defaults of two of our lessees (Kingfisher and World Airways); and

•                 a decrease in basic rents of $3.0 million in the three months ended March 31, 2012 compared to the three months ended March 31, 2011 as a result of re-leases following the scheduled expiry of leases;

partially offset by

•                 an increase in basic rents resulting from the acquisition between January 1, 2011 and March 31, 2012 of 18 aircraft for lease with an aggregate net book value of $1.2 billion at the date of acquisition, partially offset by the sale of 23 aircraft, during such period, with an aggregate net book value of $0.4 billion at the date of sale. The net increase in our aircraft portfolio resulted in a $6.2 million increase in basic rents in the three months ended March 31, 2012 as compared to the three months ended March 31, 2011.

•                 Maintenance rents and other receipts decreased by $2.5 million, or 12.4%, to $17.6 million in the three months ended March 31, 2012 from $20.1 million in the three months ended March 31, 2011. The decrease was primarily attributable to a decrease in maintenance revenue and other receipts from airline defaults.

•                 Net loss on sale of assets decreased by $1.1 million, or 84.6%, to a loss of $0.2 million in the three months ended March 31, 2012 from a loss of $1.3 million in the three months ended March 31, 2011. Net loss on sale of assets in the three months ended March 31, 2012, was generated from the sale of one older Boeing 757 aircraft  partially offset by a gain on one new A330 aircraft, whereas in the three months ended March 31, 2011, we sold one older A320 aircraft, two older Boeing 757 aircraft and one older MD-82 aircraft.

•                  Management fee revenue and interest revenue did not materially change in the three months ended March 31, 2012 compared to the three months ended March 31, 2011.

•                  Other revenue decreased by $2.3 million, or 92.0%, to $0.2 million in the three months ended March 31, 2012 from $2.5 million in the three months ended March 31, 2011. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees.

Depreciation. Depreciation did not materially change in the three months ended March 31, 2012 compared to the three months ended March 31, 2011.

Asset Impairment. In the three months ended March 31, 2012, we did not recognize any impairment, whereas in the three months ended March 31, 2011, we recognized an impairment of $7.7 million. The impairment recognized in the three months ended March 31, 2011, related to three older A320 aircraft and one engine and was triggered by adverse market conditions for older fuel-inefficient aircraft, that negatively affected the useful lives and residual values for such aircraft.

Interest on Debt. Our interest on debt increased by $5.3 million, or 9.0%, to $64.0 million in the three months ended March 31, 2012 from $58.7 million in the three months ended March 31, 2011. The majority of the increase in interest on debt was caused by:

•                  an increase in our average cost of debt, excluding the effect of mark-to-market movements, to 3.9% in the three months ended March 31, 2012 from 3.5% in the three months ended March 31, 2011. The increase in our average cost of debt is primarily the result of the increased use of fixed rate interest debt, which resulted in a $7.6 million increase in our interest on debt.

partially offset by

•                  an decrease in the average outstanding debt balance to $6.1 billion in the three months ended March 31, 2012 from $6.3 billion in the three months ended March 31, 2011, resulting in a $2.0 million decrease in our interest on debt.

Other Operating Expenses. The principal categories of our other operating expenses and their variances were as follows:

	Three months ended March 31, 2011	Three months ended March 31, 2012	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$3.1	$2.5	$(0.6)	(19.4)%
Leasing expenses	11.1	18.5	7.4	66.7%
Total	$14.2	$21.0	$6.8	47.9%

Our operating lease-in costs did not materially change in the three months ended March 31, 2012 compared to the three months ended March 31, 2011.

Our leasing expenses increased by $7.4 million in the three months ended March 31, 2012 as compared to the three months ended March 31, 2011. The increase is primarily due to an increase in expenses related to airline defaults between the two periods. We recognized expenses of $13.0 million related to airline defaults in the three months ended March 31, 2012, which expenses were incurred as a result of airline defaults which occurred in 2011 and 2012. In the three months ended March 31, 2011, we recognized expenses of $4.7 million as a result of airline defaults.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses did not materially change in the three months ended March 31, 2012 compared to the three months ended March 31, 2011.

Income From Continuing Operations Before Income Taxes and income of investments accounted for under the equity method. For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method decreased by $8.7 million, or 11.4%, to $67.6 million in the three months ended March 31, 2012 from $76.3 million in the three months ended March 31, 2011.

Provision For Income Taxes. Our provision for income taxes did not materially change in the three months ended March 31, 2012 compared to the three months ended March 31, 2011. Our effective tax rate for the three months ended March 31, 2012 was 8.7% compared to 7.6% for the three months ended March 31, 2011. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Net Income of Investments Accounted For Under the Equity Method. Our net income of investments accounted for under the equity method did not materially change in the three months ended March 31, 2012 compared to the three months ended March 31, 2011.

Net Income From Continuing Operations. For the reasons explained above, our net income from continuing operations decreased by $8.8 million, or 12.0%, to $64.4 million in the three months ended March 31, 2012 from $73.2 million in the three months ended March 31, 2011.

Loss From Discontinued Operations, net of tax. Our loss from discontinued operations net of tax of $0.7 million in the three months ended March 31, 2011 is a result of the AeroTurbine Transaction and represents the results of the operations in AeroTurbine for the three months ended March 31, 2011.

Net Income. For the reasons explained above, our net income deceased by $8.1 million, or 11.1%, to $64.4 million in the three months ended March 31, 2012 from $72.5 million in the three months ended March 31, 2011.

Non-controlling Interest, net of tax. Our non-controlling interest net of tax did not materially change in the three months ended March 31, 2012 compared to the three months ended March 31, 2011.

Net Income Attributable to AerCap Holdings N.V. For the reasons explained above, our net income attributable to AerCap Holdings N.V. decreased by $7.1 million, or 9.8%, to $65.0 million in the three months ended March 31, 2012 from $72.1 million in the three months ended March 31, 2011.

Liquidity and Access to Capital

Liquidity and Capital Resources

Our cash balance at March 31, 2012 was $728.3 million, including restricted cash of $303.7 million, and our operating cash flow was $166.2 million for the three months ended March 31, 2012. We currently generate significant cash flows from our aircraft leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS I, ALS II and GFL and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at March 31, 2012 were approximately $0.8 billion. Our debt balance at March 31, 2012 was $6.2 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended March 31, 2012, was 3.9%. Our debt to equity ratio was 2.6 to 1 as of March 31, 2012.

Aircraft leasing is a capital intensive business and we have significant capital requirements. These commitments include requirements to make pre-delivery payments, as well as the requirement to pay the balance of the purchase price for aircraft on delivery. As of March 31, 2012, we had 26 aircraft under forward purchase commitments (including five Boeing 737 purchase rights), with five aircraft scheduled to be delivered in the remaining nine months of 2012. As a result, we will need to raise additional funds though a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the three months ended March 31, 2011 and 2012:

	Three months ended March 31, 2011	Three months ended March 31, 2012
	(US dollars in millions)
Net cash flow provided by operating activities	$92.4	$166.2
Net cash flow used in investing activities	(332.8)	(235.2)
Net cash flow provided by financing activities	155.8	83.0

Three months ended March 31, 2012 compared to three months ended March 31, 2011.

Cash Flows Provided by Operating Activities. Our cash flows provided by operating activities increased by $73.8 million, or 79.9%, to $166.2 million for the three months ended March 31, 2012 from $92.4 million for the three months ended March 31, 2011, primarily due to an increase in changes in assets and liabilities, which was mainly caused by the timing of the payments of certain operating expenses in the three month ended March 31, 2011.

Cash Flows Used in Investing Activities. Our cash flows used in investing activities decreased by $97.6 million, or 29.3%, to $235.2 million for the three months ended March 31, 2012 from $332.8 million for the three months ended March 31, 2011. The decreased use of cash was primarily due to a decrease of $91.2 million in aircraft purchase activity and an $82.0 million increase in asset sale proceeds, partially offset by a decrease of $78.7 million of the movement in restricted cash.

Cash Flows Provided by Financing Activities. Our cash flows provided by financing activities decreased by $72.8 million, or 46.7%, to $83.0 million for the three months ended March 31, 2012 from $155.8 million for the three months ended March 31, 2011. This decrease in cash flows provided by financing activities was due to a decrease of $87.7 million in new financing proceeds, net of repayments and debt issuance costs resulting primarily from the decrease in aircraft purchase activity, partially offset by an increase of $14.9 million of net receipts of maintenance and security deposits.

Indebtedness

As of March 31, 2012, our outstanding indebtedness totaled $6.2 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

The following table provides a summary of our indebtedness at March 31, 2012:

Debt Obligation	Collateral		Commitment	Outstanding	Undrawn amounts	Final stated Maturity

ECA-guaranteed financings	44 aircraft		$1,894,939	$1,626,486	$268,453	2024
ALS I debt	51 aircraft		592,562	592,562	—	2032
ALS II debt	30 aircraft		663,278	663,278	—	2038
UBS revolving credit facility	18 aircraft		775,000	455,714	319,286	2016
GFL securitization debt	38 aircraft		603,964	603,964	—	2032
TUI portfolio acquisition facility	12 aircraft		253,949	253,949	—	2015
SkyFunding Boeing 737 acquisition facility	8 aircraft		399,151	265,151	134,000	2022
Subordinated debt joint venture partners*			64,280	64,280	—	2022
Other debt	53 aircraft & 7 engine	s	1,763,898	1,651,370	112,528	2023
Total			$7,011,021	$6,176,754	$834,267

*                                         Subordinated debt issued to two of our joint venture partners in 2008 and 2010.

Contractual Obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations. The following table sets forth our contractual obligations and their maturity dates as of March 31, 2012:

	2012 04/01/2012- 12/31/2012	2013	2014	2015	Thereafter
	(US dollars in thousands)
Debt (1)	$759,079	$916,728	$900,002	$1,235,744	$3,121,384
Purchase obligations (2)	395,606	279,019	91,119	307,048	—
Operating leases (3)	7,602	1,199	915	923	1,313
Derivative obligations	12,415	7,378	5,557	1,901	—
Total	$1,174,702	$1,204,324	$997,593	$1,545,616	$3,122,697

(1)                                 Includes estimated interest payments based on one-month LIBOR of 0.24% and three-month LIBOR of 0.47% as of March 31, 2012.

(2)                                 Includes four new A330 wide-body aircraft, seven Airbus A320 family aircraft and ten Boeing 737 aircraft on order. Excludes the remaining 27 American Airlines purchase-leaseback Boeing 737 aircraft. On November 29, 2011, American Airlines filed for voluntary Chapter 11 bankruptcy protection and as a result our remaining obligations under the purchase and leaseback contract automatically terminated. We have agreed with American Airlines to continue funding new aircraft on a one-by-one basis under the previously agreed lease terms until such time as we agree to re-instate the original contract. Since the bankruptcy filing, as of May 8, 2012 we took delivery of another five aircraft. As of May 8, 2012, nine of the original 35 American Airlines purchase-leaseback Boeing 737 aircraft have delivered and financed under the Skyfunding facility.

(3)                                 Represents contractual operating lease rentals on aircraft under lease-in/lease-out structures and contractual payments on our office and facility leases in Amsterdam, The Netherlands, Fort Lauderdale, Florida, Shannon, Ireland, Singapore, Shanghai, China and Abu Dhabi.

The table below provides information as of March 31, 2012 regarding our debt obligations and estimated interest obligations based on one-month LIBOR of 0.24% and three-month LIBOR of 0.47% as of March 31, 2012, per facility type:

	2012 04/01/2012- 12/31/2012	2013	2014	2015	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$47,111	$8,027	$—	$—	$—
Debt facilities with non-scheduled amortization (2)	329,287	426,434	386,969	407,942	1,108,436
Other facilities	382,681	482,267	513,033	827,802	2,012,948
Total	$759,079	$916,728	$900,002	$1,235,744	$3,121,384

(1)         Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

(2)         Represents management estimates. Debt is amortized by the amount of free cash flow generated within each of these facilities.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of March 31, 2012:

	04/01/2012- 12/31/2012	2013	2014	2015	Thereafter
	(US dollars in thousands)
Capital expenditures	$370,900	$221,277	$—	$288,824	$—
Pre-delivery payments	24,706	57,742	91,119	18,224	—
Total	$395,606	$279,019	$91,119	$307,048	$—

In the nine months remaining in 2012 and subsequent years, we expect to make capital expenditures related to four A330, seven A320 aircraft and ten Boeing 737 aircraft (excluding the remaining 27 American Airlines purchase-leaseback Boeing 737 aircraft). As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into two joint ventures, AerDragon (25%) and AerLift (40%), which do not qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Indebtedness

A detailed summary of the principal terms of our indebtedness can be found in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012.

Item 3.   Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2011 Annual Report on Form 20-F filed with the SEC on March 23, 2012, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixing rate debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The table below provides information as of March 31, 2012 regarding our debt and finance lease obligations and their related interest rate exposure:

	2012 (04/01/2012- 12/31/2012)	2013	2014	2015	2016
	(US dollars in thousands)
Average fixed rate debt outstanding	$1,997,434	$1,835,316	$1,625,666	$1,296,417	$998,492
Average floating rate debt outstanding	3,866,143	3,334,528	2,774,271	2,152,660	1,419,277
Fixed rate interest obligations	75,348	94,056	85,264	59,998	37,778
Floating rate interest obligations (1)	57,376	64,883	58,155	49,203	31,768

(1)                                 Based on one-month LIBOR and three-month LIBOR as of March 31, 2012, which were 0.24% and 0.47% respectively.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of March 31, 2012 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2012	2013	2014	2015	2016	2017	Thereafter	Fair value
	(US Dollars in millions)
Interest rate caps
Average notional amounts	$2,333	$1,833	$1,324	$1,030	$677	$451	$101	$18.5
Weighted average strike rate	2.97%	2.50%	2.81%	2.89%	2.91%	3.17%	3.61%

	2012	2013	2014	2015	2016	2017	Thereafter	Fair value
	(US Dollars in millions)
Interest rate swaps
Average notional amounts	$720	$509	$383	$155	$—	$—	$—	$(13.5)
Weighted average strike rate	1.55%	1.31%	1.37%	1.33%	—	—	—

	2012	2013	2014	2015	2016	2017	Thereafter	Fair value
	(US Dollars in millions)
Interest rate floors
Notional amounts	$107	$70	$45	$27	$—	$—	$—	$(5.4)
Weighted average strike rate	3.00%	3.00%	3.00%	3.00%	—	—	—

The variable benchmark interest rates associated with these instruments ranged from one to six-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the U.S. dollar. As of March 31, 2012, all of our aircraft leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the three months ended March 31, 2012, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $14.2 million in U.S. dollar equivalents and represented 86.8% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our 2011 Annual Report on Form 20-F, filed with the SEC on March 23, 2012.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our 2011 Annual Report on Form 20-F, filed with the SEC on March 23, 2012.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.